                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF JULY 2004

                                ----------------

                         PSi TECHNOLOGIES HOLDINGS, INC.
             (Exact name of Registrant as specified in its Charter)

                                 NOT APPLICABLE
                 (Translation of Registrant's name into English)

                                ----------------

                               Electronics Avenue
                             FTI Industrial Complex
                     Taguig, Metro Manila 1604, Philippines
              (Address of Registrant's principal executive offices)

                                ----------------

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F     x      Form 40-F
                              --------            -------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes           No    x
                              --------     -------

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 ----------

                                    SIGNATURE
                                    ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, each Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     Date: July 30, 2004

                                      PSi TECHNOLOGIES HOLDINGS, INC.



                                      By: /s/ Arthur J. Young, Jr.
                                          -------------------------------------
                                          Arthur J. Young, Jr.
                                          President and Chief Executive Officer

                         PSi TECHNOLOGIES HOLDINGS, INC.

                                  SEC FORM 6-K
                                    July 2004

                                TABLE OF CONTENTS
                                -----------------

Description                                                                 Page

Press Release, dated July 29, 2004
PSi Technologies Reports Second Quarter 2004 Results                         3

[COMPANY LOGO]

              PSi TECHNOLOGIES REPORTS SECOND QUARTER 2004 RESULTS

South San Francisco, CA & Manila, Philippines - July 29, 2004 - PSi Technologies Holdings, Inc., (NASDAQ: PSIT), a leading independent provider of assembly and test services for the power semiconductor market, today announced financial results for the second quarter ended June 30, 2004:

Highlights
-> Revenue of $21.0 million, an increase of 11.1% on a quarter-over-quarter basis, versus forecast of 10% quarter-over-quarter.
->   Gross margin of 6.0%, versus 4.8% in the previous quarter, and 3.5% in
     2Q03.
-> Operating loss margin, excluding China related expenses, of (4.3)% versus (6.0)% in the previous quarter and (7.3)% in the same period last year. Operating loss margin, including China related expenses, was (6.1)% in 2Q04 and (7.1)% in 1Q04.
-> EBITDA margin, excluding China related expenses, of 14.1%, versus 14.4% in the previous quarter and 10.2% in 2Q03.
->   EPS of $(0.09) per share, versus EPS of $(0.10) in 1Q04.
->   We expect up to 10% revenue growth for 3Q04.

Second Quarter Financial Results
Revenues for the second quarter of 2004 totaled $ 21.0 million, an 11.1% sequential increase compared to $18.9 million in the previous quarter, and a (5.5)% decline compared to $22.2 million in revenues for the second quarter of 2003. Revenues from the top 5 customers of the Company were $17.0 million, an 11.7% increase compared to $15.2 million in the previous quarter, and a (7.1)% decline compared to $18.3 million in the second quarter of 2003.

"We are pleasantly surprised with our revenue growth during the quarter, as aggregate customer orders and loadings continue to accelerate on a month-over-month basis. In particular, revenues from a major customer recovered substantially quarter-over-quarter, after undergoing adjustments in inventory during the fourth quarter of 2003 and first quarter of 2004. Despite the strong rate of growth in the second quarter, we anticipate higher loadings for succeeding quarters from this customer due to robust end market demand expectations and the need to replenish inventories," said Arthur J. Young, Jr., Chairman and CEO.

The Company's largest customers for the second quarter (in alphabetical order) were Infineon Technologies, ON Semiconductor, Philips and ST Microelectronics. Products packaged for those customers are used in a variety of end user applications, with particular focus on automotive systems, consumer electronics, communications equipment, industrial applications, home appliances and PC motherboards.

"Consumer electronics, PC and industrial devices led the growth for the quarter. The package size and thermal performance requirements of these end applications were responsible for the shift in our product mix towards higher average selling price packages," said Young. Average

PSi Technologies Holdings, Inc.
Second Quarter 2004 Results

selling prices of power packages increased by 1.9% on a sequential basis. There were no price reductions during the second quarter.

Power semiconductor packages comprised 94.5% of second quarter revenue, or $19.8 million, a 12.3% sequential increase versus $17.6 million in the previous quarter, and a (5.4)% decrease compared to $20.9 million in revenues for the second quarter of 2003.

Gross profit margin increased to 6.0%, from 4.8% in the previous quarter. It was 3.5% in the same period last year. Gross profit increased by 38.4% to $1.3 million from $0.9 million in the first quarter of 2004. Gross profit was $0.8 million in the second quarter of 2003.

Operating loss for the second quarter was $(1.28) million, compared to $(1.34) million in the previous quarter. Operating loss margin was (6.1)%, from (7.1)% in the previous quarter, and (7.3)% in the second quarter of 2003.

EBITDA margin was 12.3% for the second quarter, down from 13.3% in the previous quarter, and up from 10.2% in the same period last year.

"Our margins benefited from improved operating leverage during the quarter, but were partially offset by higher copper and other commodity prices which led to an increase in our raw materials costs. Additionally, startup activities in our China facility resulted in a 1.8 percentage point erosion in our operating and EBITDA margin," said Young.

Second quarter net loss was $(1.55) million or $(0.09) per diluted share, compared to the previous quarter's net loss of $(1.65) million, or $(0.10) per diluted share, and $(1.88) million or $(0.11) per diluted share in the second quarter of 2003.

First Half Performance
Revenues for the first half of 2004 were $39.8 million, a decrease of (5.9)% from 2003. Volumes were lower by (4.5)% and ASPs lower by (1.5)%. Gross profit was higher by 172.7% to $2.2 million, or 5.5% of revenues compared to $0.8 million and 1.9% of revenues in the same period last year.

Operating expenses were lower by (11.5)% or $4.2 million. Operating loss was $(2.0) million, or (5.1)% of revenues versus $(3.9) million, or (9.3)% in 2003. Net loss was lower by 41.0% to $(2.6) million, compared to a net loss of $(4.4) million in 2003. EBITDA margin was 14.3% on EBITDA of $5.7 million as compared to EBITDA margin of 9.1% on EBITDA of $3.8 million in the first half of 2003. All numbers and margins exclude China related expenses of $0.6 million incurred during the first half of 2004.

"The substantial improvement in gross profit, operating, net and EBITDA margins was the result of concerted effort by management to improve operating efficiency and leverage," said Young. "Consequently, we were able to reduce manufacturing cycle times by more than 50%, improve on-time delivery to 15.8%, and lower manufacturing labor costs by 16.8%, and manufacturing expenses by 18.6% on a year-over-year basis. We believe these are solid accomplishments that we in PSi are proud of and continue to build on."

Package Development
PSi is gearing up for the introduction of the Power QFN package, which is a major initiative to provide higher value added power packages to our customers, with a commensurate return to our

PSi Technologies Holdings, Inc.
Second Quarter 2004 Results

shareholders. During the quarter, we identified the development team, started the installation of equipment, and have received significant interest from our customers for this package. By the end of the third quarter, we would have finished installation of all equipment and will be sampling customers.

In addition to the Power QFN, we have installed and are in the process of qualifying our new PowerMite lines that was offloaded from a major U.S. based customer.

Update on China
PSi Chengdu has achieved the following milestones for the first production line of Philips' SOT78 package imported from Philips's internal assembly and test facility in the Philippines:

|X|  April 28: Commenced qualification build on the first SOT78 production line;

|X| June 30: The qualification samples built in April and shipped in May passed Philips' reliability tests. PSi Chengdu then received Philips' approval to start limited production builds prior to full production; and

|X| July 12: Philips granted PSi Chengdu full production release, with ramp up in volumes based on an agreed production plan.

|X| As of July 29, PSi Chengdu is in compliance with the production plan and expects to ship product to Philips by the first week of August.

In the coming months, PSi Chengdu is scheduled to:

|X| Install two production lines (one each for SOT82 and SOT78 packages) that were imported during the months of June and July;

|X| Import and begin installing the first production line for Philips' SOT186B package in August; and

|X|  Dismantle for shipping another SOT78 production line.

As a result of increased start-up activities undertaken during the quarter, PSi incurred a 69.3% quarter-over-quarter increase in China expenses to approximately $371,000 or 1.8 percent of consolidated sales. Excluding these expenses, PSi's net loss for the second quarter would have been $(1.2) million or ($0.07) per diluted share. Net loss margin would have been (5.6)% versus (8.5)% in the same period last year.

Balance Sheet Highlights
Cash and cash equivalents totaled $1.4 million on June 30, 2004 versus $0.9 million at the end of 2003.

The Company continues to explore options presented by various financial institutions to strengthen its balance sheet and address its working capital requirements, in addition to exploring the possibility of disposing and realizing values on unutilized assets and equipment.

For the first half of the year, the Company spent $7.0 million in capital expenditures of which $2.4 million was allocated for China. This was offset by $5.8 million in cash generated from operating activities and $3.8 million in short-term loan and trust receipt availments. During the first semester, long-term liabilities were reduced by $0.9 million.

PSi Technologies Holdings, Inc.
Second Quarter 2004 Results

Tangible book value was $3.95 per share on June 30, 2004, on outstanding shares of 13,289,525 shares, or $3.20 per share on a fully diluted basis.

Business Outlook
Commenting on the Company's business outlook and going-forward strategies, Young said: "The forecasts of our major customers continue to remain supportive of continuing sales growth. Nonetheless, some customers have tempered their growth expectations. On the balance, we anticipate 8 to 10% sequential increase in third quarter revenues. Revenue contribution from China is anticipated to add to quarter-over-quarter sales growth during the third quarter."

Conference Call and Webcast
Company management will hold a conference call on its second quarter 2004 operating results on Thursday, July 29, 2004, at 5:00 p.m. Eastern/2:00 p.m. Pacific. Interested parties should call 800-240-2134 (for domestic callers) or 303-262-2211 (for international callers) at least 5 minutes before start time, and ask the operator for the PSi conference call. A live webcast will also be available through www.fulldisclosure.com, and the Investor Relations section of
                  ----------------------
the Company's website at www.psitechnologies.com.
                         -----------------------

A replay of the conference call will be available at 800-405-2236 (for domestic callers) and 303-590-3000 (for international callers) through August 5, 2004; the access code is 11003224. The webcast replay will be available for 90 days.

About PSi Technologies
PSi Technologies is a focused independent semiconductor assembly and test service provider to the power semiconductor market. The Company provides comprehensive package design, assembly and test services for power semiconductors used in telecommunications and networking systems, computers and computer peripherals, consumer electronics, electronic office equipment, automotive systems and industrial products. Their customers include most of the major power semiconductor manufacturers in the world such as Fairchild Semiconductor, Infineon Technologies, ON Semiconductor, Philips Semiconductor, and ST Microelectronics. For more information, visit the Company's web site at www.psitechnologies.com or call:
-----------------------

At PSi Technologies Holdings, Inc.:       At Financial Relations Board:
Edison G. Yap, CFA                        Amy Cozamanis
(63 917) 894 1335                         (310) 407 6547
egyap@psitechnologies.com.ph              acozamanis@financialrelationsboard.com
----------------------------              --------------------------------------

Safe Harbor Statement
This press release contains forward-looking statements that involve risks and uncertainties. Actual results and outcomes may differ materially. Factors that might cause a difference include, but are not limited to, those relating to the pace of development and market acceptance of PSi's products and the power semiconductor market generally, commercialization and technological delays or difficulties, the impact of competitive products and technologies, competitive pricing pressures, manufacturing risks, the possibility of our products infringing patents and other intellectual property of third parties, product defects, costs of product development, manufacturing and government regulation, risks inherent in emerging markets, including but not limited to, currency volatility and depreciation, restricted access to financing and political and social unrest. PSi undertakes no responsibility to update these forward-looking statements to

PSi Technologies Holdings, Inc.
Second Quarter 2004 Results

reflect events or circumstances after the date hereof. More detailed information about potential factors that could affect PSi's financial results is included in the documents PSi files from time to time with the Securities and Exchange Commission.


                            -Financial Tables Follow-

                         PSi Technologies Holdings, Inc.
                           Unaudited Income Statement
                                 (In US Dollars)

                                                   3 Months                                    6 Months
                                ----------------------------------------------------------------------------------
                                  30-Jun-04        31-Mar-04         30-Jun-03        30-Jun-04        30-Jun-03

Sale                            $ 20,956,444     $ 18,863,750      $ 22,186,140      $ 39,820,194     $ 42,332,737

Cost of Sales                   $ 19,695,854     $ 17,953,106      $ 21,412,960      $ 37,648,960     $ 41,536,398
                                ----------------------------------------------------------------------------------
Gross Profit                    $  1,260,591     $    910,643      $    773,180      $  2,171,234     $    796,339
                                ----------------------------------------------------------------------------------

Operating Expense
  Research and Development      $    242,117     $    232,987      $    438,813      $    475,104     $    871,503
  Stock compensation cost       $     59,988     $     59,988      $     59,988      $    119,976     $    119,976
  Administrative Expenses       $  1,667,407     $  1,558,883      $  1,677,242      $  3,226,290     $  3,333,663
  China Expenses                $    371,269     $    219,303      $          -      $    590,572
  Marketing Expenses            $    200,974     $    182,213      $    212,003      $    383,187     $    424,652
                                ----------------------------------------------------------------------------------
    Subtotal                    $  2,541,755     $  2,253,374      $  2,388,046      $  4,795,129     $  4,749,795
                                ----------------------------------------------------------------------------------

Operating Profit/(Loss)         $ (1,281,164)    $ (1,342,731)     $ (1,614,866)     $ (2,623,895)    $ (3,953,456)

Other Income / (Charges)        $   (272,654)    $   (301,925)     $   (266,012)     $   (574,579)    $   (470,112)

Income before Tax               $ (1,554,330)    $ (1,644,656)     $ (1,880,879)     $ (3,198,986)    $ (4,423,568)

Minority Interest               $      3,136     $     (2,849)     $       (429)     $        287     $       (544)
                                ----------------------------------------------------------------------------------
Net Income                      $ (1,551,194)    $ (1,647,505)     $ (1,881,307)     $ (3,198,699)    $ (4,424,112)
                                ----------------------------------------------------------------------------------
EBITDA                             2,583,178     $  2,502,481      $  2,261,660         5,085,659     $  3,842,015

No. of Shares Outstanding         16,767,786       16,767,786        16,767,786        16,767,786       16,767,786

EPS                                    (0.09)           (0.10)            (0.11)            (0.19)           (0.26)

                           PSi Technologies Holdings, Inc.
                         Unaudited Consolidated Balance Sheet
                                    (In US Dollars)

                                                           30-Jun-04      31-Dec-03
 ASSETS                                                    Unaudited       Audited
     Cash & Cash Equivalents                                  1,409,805        935,792
     Accounts Receivable                                     12,930,954     11,454,512
     Inventories                                              6,540,232      5,868,621
     Prepaid Expenses & Tax Credits                           1,250,853      1,779,705
                                                         ------------------------------
   Total Current Assets                                      22,131,844     20,038,630
                                                         ------------------------------
     Property Plant & Equipment                             138,264,364    130,746,313
     Accumulated Depreciation                                69,411,877     62,337,530
                                                         ------------------------------
   Property Plant & Equipment - Net                          68,852,487     68,408,783
                                                         ------------------------------
   Investment & Advances                                        143,622        143,343
   Other Assets                                               2,086,485      1,000,993
                                                         ------------------------------
 TOTAL ASSETS                                                93,214,437     89,591,749
                                                         ------------------------------
 LIABILITIES & STOCKHOLDER'S EQUITY
      Accounts Payable and Other Expenses                    18,281,145     15,466,239
      Accounts Payable CAPEX                                  5,058,080      3,967,002
      Bank Loans                                             10,100,000      8,600,000
      Trust Receipts                                          4,629,036      2,348,943
      Current Portion of Long-term Debt                       1,462,802      1,630,604
      Current Portion of Obligation under Capital Lease          64,593        135,403
                                                         ------------------------------
   Total Current Liabilities                                 39,595,657     32,148,191
                                                         ------------------------------
 Long-term liability (net of current)                           908,092      1,649,884
 Obligation Under Capital Leases (net of current)                12,901         17,163
                                                         ------------------------------
 TOTAL LIABILITIES                                           40,516,649     33,815,239
                                                         ------------------------------
 Minority Interest                                              179,493        179,493
 Equity
   Subtotal Equity                                           71,918,947     71,798,970
   Subtotal Retained Earnings                               (19,400,652)   (16,201,953)
                                                         ------------------------------
 TOTAL EQUITY                                                52,518,295     55,597,017
                                                         ------------------------------

                                                         ------------------------------
 TOTAL LIABILITIES & S'HOLDERS' EQUITY                       93,214,437     89,591,749
                                                         ------------------------------

PSi Technologies Holdings, Inc.
Second Quarter 2004 Results

                            PSi Technologies Holdings, Inc.
                     Unaudited Consolidated Statement of Cash Flows
                                     (In US Dollars)

                                                                          For the 6
                                                                        Months ended
                                                                          30-Jun-04

CASH FLOWS FROM OPERATING ACTIVITIES                                               -
  Net Income                                                              (3,198,699)
  Adjustments to reconcile net income to net cash
     provided by operating activities:
       Minority interest                                                          (0)
       Equity in net loss (gain) of an investee 2002
       Stock compensation cost                                               119,977
       Depreciation and amortization                                       7,692,662
       Loss on Asset Impairment
       Provision for (benefit from) deferred income tax
       Equity in net loss (gain) of an investee
      Change in assets and liabilities:
       Decrease (increase) in:
         Accounts receivables                                             (1,476,441)
         Inventories                                                        (671,611)
         Other Current Assets and tax credit receivable                      528,852
       Increase (decrease) in :
         Accounts payable and other expenses                               2,814,906
                                                                        -------------
Net cash provided by operating activities                                  5,809,645
                                                                        -------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Additions to property and equipment                                     (7,045,287)
    Proceeds from sale of Property & Equipment
  Decrease (increase) in investments and advances                               (279)
  Decrease (increase) in other assets                                     (1,085,491)
                                                                        -------------
Net cash used in investing activities                                     (8,131,058)
                                                                        -------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Net availment/(payments) of short-term loans                             1,500,000
  Trust receipts and acceptances payable                                   2,280,094
  Net availment/(payments) of stock issuance cost                                  0
  Net availment/(payments) of long term loan                                (909,595)
  Net availment/(payments) of obligation under capital leases                (75,072)
                                                                        -------------
Net cash provided by (used in) financing activities                        2,795,426
                                                                        -------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                         474,013

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD                         935,792
                                                                        -------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                 1,409,805
                                                                        -------------

-------------------------------------------------------------------------------------
SUPPLEMENTAL INFORMATION ON NONCASH FINANCING & INVESTING ACTIVITIES
       Property and equipment acquired (paid)
            on account under accounts payable                              1,091,078
-------------------------------------------------------------------------------------